

October 11, 2013

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg
Luxembourg

> **Re: Globant S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 27, 2013**
> **File No. 333-190841**

Dear Mr. Migoya:

We have reviewed your amended registration statement and response letter and have the following comment. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 11, 2013.

Note 4 – Accounting Policies

4.2 – Cash and cash equivalents, page F-64

1.   We have reviewed your response to prior comment 8. Please provide us with your analysis that the BODEN are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. In this regard, we note your expanded disclosures on pages 61 and 62 indicate that the BODEN are held 10 to 30 days and are sold in the Argentine markets. Further, your disclosure indicates that the rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future and legislative, judicial or administrative changes or interpretations may be forthcoming.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
         Christopher C. Paci, Esq.
         DLA Piper LLP (US)